

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 2, 2015

John Fleming
Chief Executive Officer
TBC Global News Network, Inc.
1950 Fifth Avenue, Suite 100
San Diego, CA 92101

> **Re: TBC Global News Network, Inc.**
> **Form 10-12G**
> **Filed August 6, 2015**
> **File No. 000-29113**

Dear Mr. Fleming:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. To the extent you are not required to register pursuant to Section 12(g) of the Exchange Act and if it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it becomes effective and refiling it.

2. We note your disclosure that you are a blank check company. In appropriate places throughout your filing, including but not limited to your risk factor section, please provide details regarding compliance with Rule 419 in connection with any offering of your securities.

3. We note your disclosure on page 3 that you are no longer considered to be a shell company, yet you also compare yourself to "other shell companies." Based on the information provided in your filing, it appears that you may be a shell company as defined in Rule 405 under the Securities Act. We note that you had total assets consisting of $5,285 in furniture and equipment as of June 30, 2015, no revenues for any periods reported in your financial statements and appear to have no or nominal operations. As such, you should disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status, including the restrictions on the transferability of your equity securities and the unavailability of Rule 144 of the Securities Act for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Current Business of the Company, page 3

4. Please disclose the number of total employees and the number of full-time employees in this section. While you do not explicitly state so, it appears that you may have only one officer or employee. This section may suggest otherwise, for example with the statement "[t]he analysis of business opportunities will be under the supervision of the Company's officers and directors." See Item 101(h)(4)(xii) of Regulation S-K.

Management's Discussion and Analysis, page 19

Liquidity and Capital Resources, page 22

5. To the extent material to an understanding of the company's liquidity and capital resources, please discuss the terms of the promissory note with Mr. Lambert in this section, as referenced in Exhibits 10.1 and 10.2.

Executive Compensation, page 28

6. Please disclose here the consulting fees paid to Mr. Fleming, as noted on page 46 and elsewhere. Please refer to Item 402(r)(2)(vii)(F) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

7. Please disclose in this section the related party transactions with Mr. Fleming discussed in note 4 to the financial statements. See Item 404(d)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Brian F. Faulkner, Esq.